FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of September 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes       No  X
                         ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


               CEZ Submits Follow-Up Bid for Kozienice Power Plant


CEZ continues in the privatization tender by submitting a follow-up bid for Polish black-coal fired power plant Kozienice. Its first bid for the purchase of at least 10% share submitted in the end of April this year brought CEZ among six short-listed bidders.

Based on the bids submitted, the Polish Government will decide on the following steps to be taken in the privatization process of Kozienice power plant.

"We have succeeded in acquisitions in the South-East Europe, where we own distribution companies in Bulgaria and Romania. On attaining our vision to become the leader of the power market in the Central and South-East Europe, we perceive Poland as the strategic market in the Central Europe. With Poland being a direct neighbor, both energy sectors are familiar with each other, which is very important for potential future partnership," CEZ Chairman of Board and CEO, Martin Roman, said.

Kozienice is one of the largest coal-fired power plants in Europe. It is a refurbished power plant with installed output of 2 880 MW.

As part of its expansion, CEZ energy company successfully took over three distribution companies in Bulgaria and in the beginning of April, it signed an Agreement on Privatization of Oltenia Distribution Company in Romania. As a result of these acquisitions, CEZ nearly doubled the number of its off-takers in aggregate amounting to 6.6 million and according to this criterion, it finds itself on the eighth position among European energy companies.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.

                                                     ---------------------------
                                                           (Registrant)

Date:  September 9, 2005

                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration